U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING


Form 10-K
For the year ended:  June 30, 1996           Commission file number 0-9267
_________________________________________________________________

Part I - Registrant Information
_______________________________________________________________

BIG SKY TRANSPORTATION CO.
(Full Name of Registrant)

Billings Logan Int'l. Airport
1601 Aviation Place Billings MT   59105
(principal executive office)
_______________________________________________________________

Part II - Rules 12b-25(b) and (c)
________________________________________________________________

(a) For the reasons described in Part III of this form, we are unable to timely file the Form 10-K without unreasonable effort or expense.

(b) The Company will make its best efforts to file the subject 10-K on or before the fifteenth calendar day following the prescribed due date.

(c) Accountant's statement or other exhibit required by Rule 12b-25(c) -- not applicable.
________________________________________________________________

Part III - Narrative
________________________________________________________________

Big Sky Airlines' annual audit was conducted August 12 through August 23, 1996 for fiscal year-end June 30, 1996. We received the first draft from KPMG Peat Marwick on September 9, 1996 and received the second draft on September 19, 1996. The draft was then reviewed by the members of the Board of Directors on September 24, 1996. Upon finalization of the audit report and financial statements, we are then able to work on the form 10-K information. The Company will submit the filing to the SEC via "Edgar" as soon as all the data has been compiled.


___________________________________________________________________

Part IV - Other Information
__________________________________________________________________

(1)   Name of person to contact in regard to this notification.

          Karie Kane                 (406) 245-9449
           (name)                 (telephone number)


(2) Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to
      file such reports been filed?   YES


(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last quarter will be reflected by the earnings statements to be included in
      the subject report or position thereof?    NO



                        BIG SKY TRANSPORTATION CO.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date  September 27, 1996     By   s/s Karie Kane
                                        Karie Kane
                                        Accounting Manager